**VOTE ON INTERNET**
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. ET on September 13, 2023.

**CONTROL #**

**VOTE BY EMAIL**
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the envelope we have provided.

**VOTE BY FAX**
Mark, sign and date your proxy card and return it to 646-536-3179.

**VOTE IN PERSON**
If you would like to attend the Extraordinary General Meeting to be held on September 15, 2023, at 10:00 a.m., local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

**Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.**

# Extraordinary General Meeting Proxy Card - E-Home Household Service Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.**

**(1) THAT with immediate effect upon passing, (A) every ten (10) issued and unissued ordinary shares of the Company of US$0.02 par value each (the "Ordinary Shares") be consolidated into one (1) share of US$0.2 par value each (each a "Consolidated Share"), such Consolidated Shares shall rank pari passu in all respects with each other (the "Share Consolidation") so that following the Share Consolidation, the authorized share capital of the Company will be changed from (a) US$1,020,000 divided into (x) 50,000,000 shares designated as ordinary shares with a nominal or par value of US$0.02 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share, to (b) US$1,020,000 divided into (x) 5,000,000 shares designated as ordinary shares with a nominal or par value of US$0.2 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share; (B) in respect of any all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation, the directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and (C) immediately following the Share Consolidation, the authorized share capital of the Company be increased from (a) US$1,020,000 divided into (x) 5,000,000 shares designated as ordinary shares with a nominal or par value of US$0.2 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share, to (b) US$100,020,000 divided into (x) 500,000,000 shares designated as ordinary shares with a nominal or par value of US$0.2 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share (the "Share Capital Increase").**

☐ FOR ☐ AGAINST ☐ ABSTAIN

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Proposals continued and to be signed on Reverse Side)

# E-Home Household Service Holdings Limited

Extraordinary General Meeting of Members
September 15, 2023

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**(2) THAT the third amended and restated memorandum and articles of association of the Company (the "Third Amended and Restated Memorandum and Articles of Association"), which contains all the proposed amendments mentioned in the proxy statement of the Company dated August 29, 2023 and a copy of which has been produced to this meeting and marked as "Annex A" and initialed by the chairman of the meeting, be and are hereby approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect upon passing of Ordinary Resolution (1) above, and any director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement the adoption of the Third Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.**

☐ FOR ☐ AGAINST ☐ ABSTAIN

**E-Home Household Service Holdings Limited**
**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

The undersigned, revoking all prior proxies, hereby appoints Wenshan Xie and Chunming Xie, or, failing them, the Chairperson of the Extraordinary General Meeting, with full power of substitution, as proxy to represent and vote all ordinary shares of E-Home Household Service Holdings Limited (the "Company") which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of Members (or any adjournment thereof) of the Company to be held on September 15, 2023, at 10:00 a.m., local time (10:00 p.m. Eastern Time on September 14, 2023), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED,THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS LISTED AND IN THE CASE OF OTHERMATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

| **Date** | **Signature** | **Signature, if held jointly** |
|---|---|---|
| ______________________ | ________________________________ | ________________________________ |

Note: This proxy must be signed exactly as the name appears hereon. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00